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CNA-CAPSURE AGREEMENT                                                 EXHIBIT 28
New Release                         Page 1


NEWS
                                                      Contact:

                                                      CNA
                                                      ---
                                                      Roger Morris
                                                      (312) 822-4195

                                                      Capsure Holdings
                                                      ----------------
                                                      Mary Jane Robertson
                                                      (770) 668-1216

For Immediate Release
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CNA AND CAPSURE HOLDINGS AGREE TO FORM LARGEST U.S. SURETY COMPANY
CHICAGO, Dec. 19, 1996 -- CNA Financial Corporation (NYSE: CNA) and Capsure Holdings Corp. (NYSE: CSH) today announced a definitive agreement to form a new stock company, CNA Surety Corporation, which will be the largest surety company in the United States.

On a pro forma basis, CNA Surety Corporation's net written premiums for the 12 months ended September 30, 1996 would total $232.8 million out of a total surety market of $2.7 billion, making it 30 percent larger than the next largest U.S. surety operation. In addition, the combination of Capsure and CNA's surety operations presents opportunities for expense savings by consolidating all processing and agency management functions; moving towards a common information technology platform; and combining various administrative functions. CNA Surety Corporation will combine the 320 employees from CNA's existing surety operations in Chicago and 41 branches with Capsure Holdings' 570 employees.

"CNA Surety Corporation will be the premier surety operation in the United States with a strong presence across virtually all segments of the surety market," said Mark C. Vonnahme, head of CNA surety operations, who has been named president and chief executive officer of CNA Surety Corporation. "We have substantial capacity as a result of CNA's commitment to provide co-surety or reinsurance on multi-million dollar accounts. That, along with excellent industry ratings based on a strong balance sheet and a history of profitability, positions us to provide our agents and brokers with the most diversified and competitive line of surety products in the United States."

CNA Financial Corporation, through its subsidiaries, will be the majority shareholder of the new company, owning 61.75 percent of the shares. The remaining shares will be issued to the existing Capsure shareholders (a portion of these shares will be held as options for the existing holders of Capsure options) in a tax-free exchange for their Capsure shares on a one-for-one basis and are expected to be traded on the New York Stock Exchange. Samuel Zell, Capsure's largest shareholder with a 26.2 percent ownership interest, has agreed to vote his shares in favor of the merger. Because of the required regulatory reviews and approvals, the transaction is not expected to be finalized until the second quarter of 1997.
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CNA-CAPSURE AGREEMENT
News Release                        Page 2


CNA's surety operations have a leading position in the commercial surety and contract bond market. Capsure Holdings, through its Western Surety Company and Universal Surety of America subsidiaries, has concentrated on the small contract and commercial surety market segments. Western Surety also has one of the most advanced commercial surety processing centers in the industry and a 62-person national marketing force. CNA Surety Corporation will offer a complete line of surety and bond products through what are regarded as the strongest producer relationships in the business.

"We are very excited about this combination, a natural extension of our 'one-stop shopping' vision of USA/Western," said Bruce A. Esselborn, president of Capsure. "At almost three times the size of Capsure in terms of premium volume and statutory capital, the new CNA Surety Corporation may be expected to enjoy meaningful economies of scale as the operations are merged and to realize additional savings by way of a lower cost of capital. Also, the continuing support of CNA through the various reinsurance arrangements offers underwriting capacity well beyond Capsure's current level and helps protect the surplus and earnings stream of the new company going forward."

"We've felt for a long time that it would be in our best interests to eventually be a part of a larger insurance organization, and we're fortunate to be part of the CNA group of companies," commented Joe P. Kirby, CEO at Western Surety Company.

CNA Financial Corporation, the parent company of the CNA insurance companies, is one of the ten largest U.S. insurance organizations and the third largest
U. S. property/casualty insurance group as measured by 1995 premium volume. Loews Corporation owns 84 percent of the common stock of CNA Financial Corporation. For the 12 months ended September 30, 1996, CNA had revenues of $16.7 billion. Assets at September 30, 1996 were $60.8 billion.

Capsure Holdings Corp. provides surety and fidelity bonds nationwide through its subsidiaries Western Surety Company and Universal Surety of America. Western Surety, with offices in Sioux Falls and Dallas, markets license and permit, fiduciary and probate, fidelity, public official and notary public bonds in all 50 states through 37,000 independent property and casualty insurance agencies. Universal Surety markets its products through approximately 1,800 independent property and casualty insurance agents through its headquarters in Houston and branches in Austin, Dallas, Denver, Kansas City and San Antonio. For the 12 months ended September 30, 1996, Capsure had revenues of $113.7 million. Assets at September 30, 1996 were $408.2 million.

                                     # # #

The transaction is subject to approval of the shareholders of Capsure and ginsurance regulators in the domiciliary states of Western and Universal.
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CNA-CAPSURE AGREEMENT
News Release                        Page 3


Under the Private Securities Litigation Reform Act of 1995: The statements which are not historical facts contained in this release are forward-looking statements that involve risks and uncertainties including, but not limited to, product and policy demand and market response risks, the effect of economic conditions, the impact of competitive products, policies and pricing, product and policy development, regulatory changes and conditions, rating agency policies and practices, development of claims and the effect on loss reserves, the performance of reinsurance companies under reinsurance contracts, investment portfolio developments and reaction to market conditions, the results of financing efforts, the actual closing of contemplated transactions and agreements, the effect of accounting policies, and other risks detailed in Securities and Exchange Commission filings. No assurance can be given that the actual results of operations and financial condition will conform to the forward-looking statements contained herein.